SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1028277

As at October 4, 2004

ANOORAQ RESOURCES CORPORATION

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: October 4, 2004

* Print the name and title of the signing officer under his signature

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Anooraq Resources Corporation
1020-800 W Pender St .
Vancouver BC
Canada V6C 2V6
Tel 604 684-6365
Fax 604 684-8092
Toll Free 1 800 667-2114
www.anooraqresources.com

ANOORAQ - PELAWAN TRANSACTION COMPLETED

October 4, 2004 , Vancouver , BC . Ronald W. Thiessen, President and CEO, Anooraq Resources Corporation (TSX Venture-ARQ; AMEX - ANO) is pleased to announce that Anooraq's combination with Pelawan Investments (Proprietary) Limited ("Pelawan") has been completed. Through this transaction, Anooraq has acquired a 50% participation interest in the Ga-Phasha Platinum Group Metals ("PGM") Project (the

"Ga-Phasha Project"), an advanced stage project with substantial mineral resources on the Northeastern Limb of the Bushveld Complex, the world's premier PGM environment. The property is located approximately 250 kilometres northeast of Johannesburg, South Africa.
The Ga-Phasha Project will now be a 50/50 joint venture between Anooraq's wholly owned South African subsidiary, Plateau Resources (Proprietary) Limited, and Rustenburg Platinum Mines Limited, a subsidiary of Anglo American Platinum Corporation Limited ("Anglo Platinum"), governed by, among other things, a Shareholders Agreement entered into on September 22, 2004. As a result, work on the Ga-Phasha Project will now continue toward preparation of a bankable feasibility study.

The Anooraq-Pelawan transaction is a reverse takeover (the "RTO"), as more fully described in the Anooraq-Pelawan Joint News Release dated January 21, 2004 and Anooraq News Releases dated January 23 and April 20, 2004. On June 9, 2004, Anooraq announced that formal approval in respect of the RTO was received from the Exchange Control Department of the South African Reserve Bank, thereby clearing the regulatory path for Anooraq to become the first Black Economic Empowerment ("BEE") entity with a primary offshore listing in North American capital markets.

Pelawan shareholders approved the RTO in June 2004 and Anooraq shareholders approved the RTO on September 10, 2004. Anooraq received approval to complete the RTO from the TSX Venture Exchange on September 29, 2004, and all conditions of such approval have been fulfilled.

As a result of the completion of this transaction, Anooraq is now a BEE company in South Africa. Participation by BEE companies is required for the development of new mines in South Africa under the Mineral and Petroleum Resources Development Act. In addition to the Ga-Phasha Project, Anooraq has extensive mineral property interests elsewhere on the Bushveld Complex, including the advanced stage Drenthe PGM deposit on the Northern Limb, which it is exploring in conjunction with Anglo Platinum.

Executive Chairman of Pelawan, Tumelo Motsisi said:

"This represents a significant milestone in the advancement of Black Economic Empowerment in South Africa. We are extremely pleased with the closing of this transaction which provides Pelawan with effective access to North American mining expertise and capital. This transaction sees the creation of a new BEE mining house with tremendous potential in relation to both our existing assets base and further growth opportunities. The closing of this transaction is the first step in the new relationship with our Canadian counterparts but a lot of hard work lies ahead for all of us as we seek to add value for all of our stakeholders."

President and CEO Ron Thiessen said:

"Anooraq is the first Black Economic Empowerment company in South Africa to hold a primary listing in North America and will also be seeking a secondary listing on the JSE Securities Exchange (South Africa). The combination of access to the world's greatest capital markets, new Black entrepreneurial opportunities, and existing key partnerships with Anglo Platinum, the global leader in PGM production, provides Anooraq with the ability to develop its portfolio of strong assets as well as become involved in new developments in South Africa. Anooraq will be focused on making the most of all of these growth opportunities. I would like to welcome all the new members of the board and management team. We look forward to working with them and Anglo Platinum to develop the Ga-Phasha Project."

As of this closing, the nine positions on the Anooraq Board will be comprised of three independents, and three appointees from each of the current Boards of Hunter Dickinson Inc. ("HDI") and Pelawan.

From HDI, Mr. Ronald W. Thiessen, B.Comm., CA, will retain his role as President and Chief Executive Officer and Director and Scott D. Cousens assumes the position of Vice President, Equity Capital and Director. Jeffrey R. Mason will retain his role as Chief Financial Officer but will not be a director.

The three Pelawan appointed directors, who have also assumed positions as officers of the Company, are: Tumelo Motsisi, B.A., LLM, MBA, Deputy Chief Executive Officer and Managing Director, and Harold Motaung, B.Sc., MBA, Chief Operations Officer and Popo S. Molefe, Ph.D., Co-Chairman of the Board.

The independent members of the Board include Rizelle M. Sampson, former Chief of Staff for the Ministry of Communications, South Africa, appointed by Pelawan, and Walter Segsworth, PEng, who has been retained on the Board as a nominee of HDI. The appointment of the intended third independent Director to the Anooraq board, a person envisaged to be a black South African (with Sipho Nkosi announced previously as the possible appointee), has not yet been finalized. In order to ensure that the board of Anooraq is composed of a majority of persons who are black South Africans, Robert Dickinson, HDI appointee and intended Co-Chairman, has resigned from the Board and will be reappointed once the appointment of another black South African has been finalized.

For further details on Anooraq and its properties in South Africa, please visit the Company's website at www.anooraqresources.com or contact Investor Services at (604) 684-6365 or, within North America, at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Trading in the securities of Anooraq should be considered highly speculative. The TSX Venture Exchange has neither approved nor disapproved the contents of this press release. The American Stock Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved of the contents of this press release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.